

Mail Stop 4628

July 18, 2017

Aaron L. Milford
Senior Vice President and Chief Financial Officer
Magellan Midstream Partners, L.P.
Magellan GP, LLC
P.O. Box 22186
Tulsa, OK 74121-2186

> **Re:** **Magellan Midstream Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 21, 2017**
> **Form 10-Q for the Period Ended March 31, 2017**
> **Filed May 3, 2017**
> **File No. 1-16335**

Dear Mr. Milford:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 1A. Risk Factors, page 18

Risks Related to Our Business, page 19

We are exposed to counterparty risk. Nonpayment, commitment termination, etc., page 28

1. We note your discussion of the material adverse impact that could result from nonperformance by your customers, as well as your reference to a single customer's commitment forming the basis for your construction of the $335 million terminal along

the Houston Ship Channel in Pasadena, Texas. Please file as exhibits the new agreements with Trafigura regarding your Corpus Christi condensate splitter (referenced at page 25 of the Form 10-Q you filed on May 3, 2017) and any material contract(s) you entered into with the "single customer" of your new marine terminal. Please see Item 601(b)(10)(ii)(B) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 27

2.   Please revise your summary compensation table to provide three fiscal years of compensation information for Mr. Selvidge. In that regard, we note that Mr. Selvidge was a named executive officer in fiscal year 2014. Refer to Question 119.18 of the Regulation S-K Compliance & Disclosure Interpretations, which is available at https://www.sec.gov/ divisions/corpfin/guidance/regs-kinterp.htm.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Ryan Maierson
        Latham & Watkins LLP